UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Brinker International, Inc.

(Name of Subject Company (issuer))

Brinker International, Inc. (Offeror and Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

10964110

(CUSIP Number of Class of Securities)

Roger F. Thomson
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240
(972) 980-9917

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Robert S. Risoleo
Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, NW
Washington, DC 20006
(202) 956-7500

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$450,000,000	$48,150.00

  *                           Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 11,250,000 shares of Common Stock at the maximum tender offer price of $40.00 per share.

**                          The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by Brinker International, Inc.

☒                          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,150.00	Filing Party: Brinker International, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: August 29, 2006

☐                          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                          third-party tender offer subject to Rule 14d-1.

☒                          issuer tender offer subject to Rule 13e-4.

☐                            going-private transaction subject to Rule 13e-3.

☐                            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:        ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2006 (the “Schedule TO”), and relates to the offer by Brinker International, Inc., a Delaware corporation (the “Company”), to purchase up to 11,250,000 shares of its common stock, par value $0.10 per share (the “Common Stock”), at a price not greater than $40.00 nor less than $35.25 per share, net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 29, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibits (A)(1)(A) and (A)(1)(B) to the Schedule TO, which, together with any amendments or supplements to either, collectively constitute the “Offer.” This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934.

The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.       Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

On September 26, 2006, the Company announced that it is increasing the purchase price and decreasing the number of shares sought in its previously announced modified “Dutch Auction” tender offer for shares of its Common Stock. The Company is now offering to purchase up to 11,250,000 shares of its Common Stock at a price per share not greater than $40.00 nor less than $35.25. Previously, the Company offered to purchase up to 11,688,311 shares of its Common Stock at a price per share not greater than $38.50 nor less than $35.25. The maximum aggregate purchase price remains the same at $450 million. In addition, the Company announced that it has extended the expiration date of the Offer from 12:00 Midnight, Eastern Time, on Tuesday, September 26, 2006, to 12:00 Midnight, Eastern Time, on Wednesday, October 11, 2006, unless further extended by the Company. A copy of the Company’s press release announcing the extension is attached as exhibit (a)(1)(J) to this Amendment No. 1 and is incorporated herein by reference.

Item 4.       Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

On September 26, 2006, the Company announced that it is increasing the purchase price and decreasing the number of shares sought in its previously announced modified “Dutch Auction” tender offer for shares of its Common Stock. The Company is now offering to purchase up to 11,250,000 shares of its Common Stock at a price per share not greater than $40.00 nor less than $35.25. Previously, the Company offered to purchase up to 11,688,311 shares of its Common Stock at a price per share not greater than $38.50 nor less than $35.25. The maximum aggregate purchase price remains the same at $450 million. In addition, the Company announced that it has extended the expiration date of the Offer from 12:00 Midnight, Eastern Time, on Tuesday, September 26, 2006, to 12:00 Midnight, Eastern Time, on Wednesday, October 11, 2006, unless further extended by the Company. A copy of the Company’s press release announcing the extension is attached as exhibit (a)(1)(J) to this Amendment No. 1 and is incorporated herein by reference.

Item 12.     Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(J)     Press Release, dated September 26, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Brinker International, Inc.

	By:	/s/ Roger F. Thomson
	Name:	Roger F. Thomson
	Title:	Executive Vice President, Chief Administative Officer, General Counsel and Secretary
Date: September 26, 2006